Group
Merchandising * Market Research * In-Store Events Services Defined by the Return They Generate

June 11, 2010

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of April 16, 2010 regarding:

SPAR Group, Inc.
Form 10-K for the year ended December 31, 2008 Filed April 15, 2009
File No. 0-27408

We acknowledge:
•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
•	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated April 16, 2010:

Form 10-K for the Fiscal Year ended December 31, 2008

Note 11. Geographic Dates, page F-27

1.
“We read your response to our comment one from our letter dated December 3, 2009 and are unable to agree that you have only one reportable segment.  As noted in ASC 280-10-50-11, operating segments may be aggregated if aggregation is consistent with the objective and basic principles of ASC 280 and if the segments have similar economic characteristics.  The objective of ASC 280, as discussed in ASC 280-10-10-1, is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates in order to help

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
June 11, 2010

users of financial statements better understand the enterprise's performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.  So while ownership percentage is not necessarily a criterion for segment reporting, it indicates that these two divisions appear to operate in different economic environments.  We further note that you provide extensive disclosures on the individual operating segments within your business and MD&A sections which suggests that the divisions should not be aggregated for segment purposes.  In addition, it appears that the operating segments may not be economically similar considering certain dissimilarities in operating margin percentages, gross profit percentages, and revenue trends.  When also considering that your response highlights foreign expansion as a current trend, it appears that these operating segments cannot be viewed as essentially having the same future prospects.  Accordingly, it appears that these two divisions represent reportable segments.  Please either revise future filings to include all of the disclosure required for two reportable segments or provide us with additional information that supports your contention that you only have one reportable segment.”

Response:

As previously indicated, the Company does in fact operate within two divisions, the Domestic Merchandising Services Division and the International Merchandising Services Division.  Based on a detailed review of the aggregation criteria of ASC 280 and the collaborative opinions from both its principal independent accountants and audit committee, the Company continues to believe that its reporting of these divisions as one “segment” meets the aggregation criteria outlined.  As commented above, in an effort to provide information to the public market consistent with the way the Company manages its businesses, management has chosen to expand its disclosure regarding its two operating divisions, both in the footnotes to the financial statements and the MD&A sections of its 10K and 10Q’s and will continue to do so in future filings.

While the Company agrees that ownership percentage is not necessarily a criterion for segment reporting, management acknowledges the Company’s ownership structure does vary among its subsidiaries with ownership ranges from 51% to 100%.  The Company’s ownership decisions in the various markets in which it operates is driven by its ability to insure an adequate knowledge of the local customs, market preferences and related business relationships.  In fact the Company has and is currently looking at acquisitions in the United States which would result in a 51% ownership and acquisitions in various international markets where it ownership will be 100% (as in its most recent acquisition in Canada completed in April 2010).  These ownership decisions are made on a market by market basis and are not driven by the reporting division in which the subsidiary will be assigned.

When measuring the economic performance of the Company’s two divisions, management utilizes the same metrics and recognizes that current dissimilarities in operating margin percentages, gross profit percentages and revenue trends do exist.  However, management continues to believe that the future metrics for the International Division will stabilize and more closely mirror those of the Domestic Division.  These beliefs are founded on the knowledge and understanding that, both divisions operate in the same business segment worldwide, providing similar products and services to its clients, utilizing the same operations software platform through IT operations currently located in Auburn Hills, Michigan, where the Company provides

Jennifer Thompson
Securities and Exchange Commission
June 11, 2010

worldwide access to its proprietary logistical, communications and reporting software on a 24/7/365 basis (virtually everything is identical except the subsidiary’s location). More important is that the Company’s recent results and trends are indicative of the fact that domestically the Company is operating in a mature market, while most, if not all, of the International markets are in early development stages.  The Company’s strategy in these markets is to re-invest profits back into the business and where appropriate, sacrifice margin performance in an effort to acquire market share.  As the International markets mature, the Company believes that margin performance will more closely resemble those in the United States, and that, over time, these two operating divisions will have similar future prospects consistent with the aggregation rules of the ASC 280.

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

James R. Segreto
Chief Financial Officer